;TATES
IANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15001



SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 2 7 2006

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
MM/DD/YY   MM/DD/YY

,VISION OF MARKET REGULATION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Morgan Keegan & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 North Front Street

(No. and Street)

Memphis	**TN**	**38103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph C. Weller   **901-524-4100**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)

6410 Poplar Avenue, Suite 500	**Memphis**	**TN**	**38119**
(Address)	(City)	(State)	(Zip Code)

PROCESSED

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, G. Douglas Edwards and Joseph C. Weller, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Morgan Keegan & Company, Inc., as of December 31, 2005, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statements and supplemental information of the Company are made available to all the Company's members and allied members of the New York Stock Exchange, Inc.



_____
G.Douglas Edwards
Chief Executive Officer

_____
Joseph C. Weller
Chief Financial Officer

_____
Notary Public

This report ** contains (check all applicable boxes):
- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.
- ■ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Morgan Keegan & Company, Inc. and Subsidiaries

Financial Statements
and Supplemental Information

Year Ended December 31, 2005

Contents

0601-0702511

ЕRNST & YOUNG

Ernst & Young LLP
International Place
Suite 500
6410 Poplar Avenue
Memphis, Tennessee 38119

Phone: (901) 526-1000
www.ey.com

Report of Independent Auditors

The Board of Directors
Morgan Keegan & Company, Inc.

We have audited the accompanying consolidated statement of financial condition of Morgan Keegan & Company, Inc. and subsidiaries (the Company) as of December 31, 2005, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2005, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 21, 2006

Morgan Keegan & Company, Inc. and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2005

Assets

Cash	$ 33,094,545
Securities segregated for regulatory purposes, at market	63,800,000
Deposits with clearing organizations and others	18,109,396
Receivables from brokers, dealers and clearing organizations	58,703,353
Receivables from customers	527,316,822
Securities purchased under agreements to resell	585,886,319
Securities owned, at market	959,523,376
Memberships in exchanges, at cost (estimated market value $18,553,000)	7,455,226
Furniture, equipment, and leasehold improvements, less allowances for depreciation and amortization of $16,778,490	13,909,832
Other assets	92,166,257
Total assets	$2,359,965,126

Liabilities and stockholder's equity

Liabilities:

Short-term borrowings	$ 129,700,000
Due to affiliate	7,607,734
Payables to brokers and dealers and clearing organizations	17,586,629
Payables to customers	547,666,509
Customer drafts payable	43,358,428
Securities sold under agreements to repurchase	553,410,704
Securities sold, not yet purchased, at market	272,872,919
Other liabilities	226,822,070
Total liabilities	1,799,024,993

Stockholder's equity:

Common stock, par value $.625 per share: authorized shares 100,000,000; 29,404,235 issued and outstanding shares	18,377,646
Paid-in capital	39,114,173
Retained earnings	503,448,314
Total stockholder's equity	560,940,133
Total liabilities and stockholder's equity	$2,359,965,126

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiaries

Consolidated Statement of Income

Year Ended December 31, 2005

Revenues

Commissions	$192,488,489
Principal transactions	142,993,683
Investment banking	116,052,652
Interest	79,159,701
Investment management fees	77,685,728
Other	30,016,204
	638,396,457

Expenses

Compensation	366,699,049
Floor brokerage and clearance	9,599,153
Communications	39,766,131
Travel and promotional	16,700,871
Occupancy and equipment cost	27,873,909
Interest	39,896,838
Taxes, other income taxes	18,299,622
Other operating expenses	12,329,910
	531,165,483

Income before income taxes	107,230,974
Income tax expense	39,621,685
Net income	$ 67,609,289

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiaries

Consolidated Statement of Changes in Stockholder's Equity

Year Ended December 31, 2005

	Common Stock		Additional Paid-in Capital	Retained Earnings	Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2005	29,404,235	$18,377,646	$ 39,114,173	$ 435,839,025	$ 493,330,844
Net income	–	–	–	67,609,289	67,609,289
Balance at December 31, 2005	29,404,235	$18,377,646	$ 39,114,173	$ 503,448,314	$ 560,940,133

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Year Ended December 31, 2005

Operating activities

Net income	$ 67,609,289
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	4,590,398
Deferred income taxes	(7,814,689)
	64,384,998
(Increase) decrease in operating assets:	
Securities segregated for regulatory purposes, at market	(34,300,000)
Deposits with clearing organizations and others	(5,904,047)
Receivables from brokers and dealers and clearing organizations	13,325,838
Receivables from customers	(6,639,842)
Securities purchased under agreements to resell	1,663,853
Securities owned, at market	(55,236,436)
Memberships in exchanges	30,503
Other assets	32,029,440
(Decrease) increase in operating liabilities:	
Payables to brokers and dealers and clearing organizations	(62,246,231)
Payables to customers	47,100,604
Customer drafts payable	2,972,192
Securities sold under agreements to repurchase	14,868,565
Securities sold, not yet purchased, at market	(72,908,108)
Other liabilities	55,136,621
	(70,107,048)
Net cash used in operating activities	(5,722,050)
Investing activities	
Payments for furniture, equipment, and leasehold improvements	(6,673,057)
Net cash used in investing activities	(6,673,057)
Financing activities	
Short-term borrowings	23,300,000
Due to affiliate	(1,343,081)
Net cash provided by financing activities	21,956,919
Net increase in cash	9,561,812
Cash at beginning of year	23,532,733
Cash at end of year	$ 33,094,545

Income tax payments totaled $55,568,947 in 2005. Interest payments totaled $39,682,274 in 2005.

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005

1. Description of the Company and Basis of Presentation

Morgan Keegan & Company, Inc. and subsidiaries (the Company) is a registered securities broker-dealer under the Securities Exchange Act of 1934 and a wholly owned subsidiary of Regions Financial Corporation, Inc. (the Parent or Regions). The Company is in one principal line of business of providing investment services primarily in the southern United States. These services include the underwriting, distribution, trading and brokerage of equity and debt securities, as well as the sale of mutual funds and other investment products. In addition, the Company provides investment management for retail and institutional clients and trust services for retail clients. The Company is a member of the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other principal exchanges.

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries after elimination of all material intercompany balances and transactions.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Financial Assets and Liabilities

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts, which because of the short-term nature of the financial instruments, approximate current fair value. Fair value is generally based on published market prices.

Securities Transactions

Securities transactions and related commission revenue and expense are presented on a trade date basis.

Securities

Securities owned and securities sold, not yet purchased are carried at fair value and unrealized gains and losses are reflected in revenues.

2. Significant Accounting Policies (continued)

Investment Banking

Management fees on investment banking transactions and selling concessions are recorded on the settlement date. Underwriting fees are generally recorded on the date the underwriting syndicate is closed. Investment management fees are recorded when the services to be performed are completed.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation and amortization are provided on the straight-line basis over the estimated useful lives of furniture and equipment and over the shorter of the lease term or useful life of leasehold improvements.

Securities-Lending Activities

Securities-borrowed and securities-loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. Securities-loaned transactions require the borrower to deposit cash or other collateral with the Company. Generally, this amount is in excess of the market value of securities-loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on securities-borrowed and securities-loaned transactions and is included in other assets or other liabilities on the Consolidated Statement of Financial Condition and the respective interest balances on the Consolidated Statement of Income.

Reverse Repurchase Agreements and Repurchase Agreements

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) generally are collateralized by U.S. Government and agency obligations and are carried at the amounts at which the securities will be subsequently resold or repurchased. Interest is accrued on repurchase or resale contract amounts and is included in other assets or other liabilities on the Consolidated Statement of Financial Condition and the respective interest balances on the Consolidated Statement of Income.

2. Significant Accounting Policies (continued)

Derivatives

The Company records derivative financial instruments at fair value in the Consolidated Statement of Financial Condition and gains and losses are recognized in the Consolidated Statement of Income.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Receivables from Customers

Receivables from customers include amounts arising from uncompleted transactions and margin balances. Securities, which are owned by customers but held as collateral for receivables from customers, are not included in the consolidated financial statements.

Memberships in Exchanges

The Company maintains memberships on various domestic exchanges. Exchange memberships owned by the Company are carried at cost. Assessments of the potential impairment of carrying value, in accordance with FASB Statement No. 144, *Impairment and Disposal of Long Lived Assets,* are made periodically. There were no exchange membership impairments in 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Morgan Keegan & Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

3. Short Term Borrowings

At December 31, 2005, the Company had an unsecured line of credit of $100,000,000 with Regions Bank, an affiliate, with none outstanding at December 31, 2005. There were no compensating balances associated with this line of credit, and there is no expiration. This line bears interest at the federal funds rate plus 50 basis points.

At December 31, 2005, the Company had total lines of credit with other financial institutions of $385,000,000, with expirations prior to December 31, 2006, under which $175,000,000 could be borrowed on an unsecured basis. There were no compensating balances associated with these lines of credit. There was $129,700,000 outstanding against these lines of credit at December 31, 2005. Secured amounts are collateralized by securities held in safekeeping at the respective financial institution. The lines bear interest at rates linked to the federal funds rate. Interest rates on outstanding balances of short-term borrowings at December 31, 2005, averaged 4.52%.

Amounts due to affiliate represent payables to another subsidiary of the Parent arising in the normal course of business and was $7,607,734 at December 31, 2005. The balance bears interest at a rate linked to the federal funds rate.

4. Liabilities Subordinated to Claims of General Creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2005.

5. Securities and Deposits with Clearing Organizations and Others

Securities owned for trading purposes consist of the following, at fair value:

	December 31 2005
U.S. government obligations	$598,221,758
State and municipal obligations	181,466,934
Corporate bonds	53,384,393
Bankers' acceptances	648,764
Stocks	125,801,527
	$959,523,376

5. Securities and Deposits with Clearing Organizations and Others (continued)

State and municipal obligations include an issue with a par value of $12,700,000, which is recorded at a fair value of $4,699,000 at December 31, 2005, as determined by management of the Company, which is the amount expected to be recovered from the bonds.

Deposits with clearing organizations and others consist of cash and U.S. Government obligations with a total fair value of $18,109,396 at December 31, 2005.

Securities segregated for regulatory purposes consist of U.S. Government obligations with a total fair value of $63,800,000 at December 31, 2005. These securities were on deposit in a special reserve bank account on the dates indicated to satisfy the Company's reserve requirement under Rule 15c 3-3 of the Securities and Exchange Commission.

Securities sold, not yet purchased consist of the following, at fair value:

	December 31 2005
U.S. government obligations	$248,329,366
Corporate bonds	21,210,101
Stocks	3,120,981
State and municipal obligations	199,800
Banker's acceptances	12,671
	$272,872,919

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Consolidated Statement of Financial Condition.

6. Receivables from Brokers, Dealers and Clearing Organizations

Accounts with brokers, dealers and clearing organizations consist of the following:

	December 31 2005
Receivable:	
Securities failed to deliver	$ 18,218,364
Due from clearing organizations	2,927,445
Securities borrowed	37,454,060
Other	103,484
	$ 58,703,353
Payable:	
Securities failed to receive	$ 10,642,026
Due to clearing organizations	1,024
Securities loaned	6,943,579
	$ 17,586,629

7. Leases

The Company leases office space, furniture and equipment under noncancelable leases expiring through 2016, with options to renew certain of the leases for up to an additional five years. Some of the office space leases contain escalation provisions. Total rental expense for the year ended December 31, 2005, was $18,302,067. Included in these totals are payments to related parties of $336,786.

Aggregate future annual minimum rental commitments for the years ending December 31 are as follows:

2006	$ 16,462,479
2007	15,307,797
2008	13,844,174
2009	11,993,859
2010	10,823,122
Thereafter	42,345,168
	$110,776,599

Future minimum rental commitments to related parties included in the amounts above total $2,858,359.

8. Commitments and Contingencies

At December 31, 2005, the Company had pledged approximately $62,000,000, in customer-owned securities to cover customer margin requirements with a clearing organization.

9. Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. The Parent allocates federal income taxes on a separate return basis. The Company, generally, files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

Significant components of the provision for income taxes for the year ended December 31, 2005, are as follows:

Federal:	
Current	$43,656,914
Deferred	(7,814,689)
	35,842,225
State	3,779,460
Income tax expense	$39,621,685

The reconciliation of income tax computed at the U.S. statutory tax rate to income tax expense is:

	Year Ended December 31, 2005	
	Amount	Percent
Federal statutory rate applied to pretax earnings	$37,530,842	35.0
State and local taxes, less federal income tax benefit	2,194,580	2.0
Nontaxable interest, less nondeductible interest expense	(922,444)	(.9)
Other – net	818,707	.8
	$39,621,685	36.9

9. Income Taxes (continued)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2005, are as follows:

Deferred tax assets	
Deferred compensation	$39,688,530
Non-deductible reserves	4,725,409
Insurance and benefits	479,181
Deferred tax asset	44,893,120
Deferred tax liabilities	
Depreciation and related items	3,653,149
Other	336,545
Deferred tax liability	3,989,694
Net deferred tax assets	$40,903,426

Net deferred tax assets are included in other assets on the Consolidated Statement of Financial Condition. Management has evaluated the need for a valuation allowance for all or a portion of the deferred tax assets and concluded that no valuation allowance was necessary.

10. Reverse Repurchase and Repurchase Agreements

The Company enters into repurchase agreements with the obligation to repurchase the securities sold reflected as a liability in the Consolidated Statement of Financial Condition. These agreements carry risks of changes in fair value similar to securities held in the Company's inventory. The Company also enters into reverse repurchase agreements. The amounts advanced under these agreements represent short-term loans and are reflected as a receivable in the Consolidated Statement of Financial Condition. Securities purchased under agreements to resell are held in safekeeping in the Company's name. Should the market value of the underlying securities decrease below the amount recorded, the counterparty is required to place an equivalent amount of additional securities in safekeeping in the name of the Company. Government securities segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission represents securities purchased under an agreement to resell of $63,800,000 at December 31, 2005.

11. Employee Benefit Plans

The Company makes discretionary contributions to its 401(k) defined contribution plan covering substantially all employees. Total expense related to the 401(k) plan for the year ended December 31, 2005, was $4,030,254.

The Company also makes discretionary restricted cash awards, which vest and are amortized over the restriction period, generally five years. Total expense related to these awards for the year ended December 31, 2005, was $13,851,414.

12. Regulatory Requirements

As a registered broker-dealer and member of the New York Stock Exchange, Inc., the Company is subject to the Securities and Exchange Commission's (SEC) uniform net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternate method of the rule, which prohibits a broker-dealer from engaging in any securities transactions when its net capital, as defined, is less than 2% of its aggregate debit balances arising from customer transactions. The SEC may also require a member to reduce its business and restrict withdrawal of capital if its net capital is less than 4% of aggregate debit balances, and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than 5% of aggregate debit balances.

At December 31, 2005, the Company had net capital of $341,463,837, which was 58% of its aggregate debit balances and $328,948,592 in excess of the 2% net capital requirement.

13. Financial Instruments with Off-Balance Sheet Risk and Credit Risk

Financial instruments recorded at fair value on the Company's Consolidated Statement of Financial Condition include securities owned and sold, not yet purchased. Other financial instruments are recorded by the company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, and receivables from and payables to affiliates and customers. Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

13. Financial Instruments with Off-Balance Sheet Risk and Credit Risk (continued)

The Company's activities involve the execution, settlement and financing of various securities transactions, including customer transactions. Customer activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur.

The Company, as a part of its normal brokerage activities, assumes short positions on securities. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices increase, as the Company may be obligated to cover such positions at a loss. The Company manages its exposure to these instruments by entering into offsetting or other positions in a variety of financial instruments.

As a securities broker-dealer, a substantial portion of the Company's transactions is collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's or contra party's ability to satisfy their obligations to the Company. Where considered necessary, the Company requires a deposit of additional collateral, or a reduction of securities positions.

If another party to the transaction fails to perform as agreed (such as failure to deliver a security or failure to pay for a security), the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company maintains its cash deposits in various financial institutions, several of which include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

In the normal course of business, the Company enters into underwriting and forward and future commitments. At December 31, 2005, the contract amount of future contracts to purchase and sell U.S. Government and municipal securities was approximately $35 million and $129 million, respectively. The Company typically settles its position by entering into equal but opposite contracts and, as such, the contract amounts do not necessarily represent future cash requirements. Settlement of the transactions relating to such commitments is not expected to have a material effect on the Company's financial position. Transactions involving future

13. Financial Instruments with Off-Balance Sheet Risk and Credit Risk (continued)

settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

Additionally, in the normal course of business, the Company enters into transactions for delayed delivery, to-be-announced (TBA) securities which are recorded on the Consolidated Statement of Financial Condition at fair value. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts in typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

While the Company regularly participates in the trading of some derivative securities for its customers, this trading is not a significant portion of the Company's business.

Supplemental Information

Schedule I

Morgan Keegan & Company, Inc. and Subsidiaries

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2005

Total stockholder's equity (from Statement of Financial Condition)	$ 560,940,133
Deductions:	
Nonallowable assets:	
Memberships in exchanges, at cost	7,455,226
Furniture, equipment, and leasehold improvements, less allowance	
for depreciation and amortization of $16,778,490 at December 31, 2005	13,909,832
Dividends receivable outstanding longer than 30 days from the payable date	27,558
Aged fails to deliver	97,158
Unsecured customer debit balances	483,929
Other assets	83,728,515
Other deductions and/or charges	9,918,565
Securities not readily marketable	48,610,251
Net capital before haircuts on securities positions	396,709,099
Haircuts on securities positions:	
Corporate obligations	5,541,738
Contractual securities commitments	2,825,078
U.S. Government and agency obligations	23,547,307
State and municipal government obligations	9,846,398
Stocks	13,381,745
Options and other	102,996
Net capital	$ 341,463,837
Aggregate debit items as shown in formula for reserve requirement	$ 590,007,156
Minimum net capital required (greater of $1,000,000 or	
2% of aggregate debit items)	$ 12,515,245
Excess net capital	328,948,592
Net capital	$ 341,463,837
Net capital in excess of	
4% of aggregate debit items	$ 317,863,551
5% of aggregate debit items	$ 311,963,479
Percentage of net capital to aggregate debit items	58%

No material differences exist between the computation above and the corresponding computation most recently filed in the unaudited Form X-17A-5, Part II, as of December 31, 2005.

Schedule II

Morgan Keegan & Company, Inc. and Subsidiaries

Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

Credit balance

Free credit balances and other credit balances in customers' security accounts	$ 578,788,635
Monies borrowed collateralized by securities carried for the accounts of customers	31,076,331
Monies payable against customers' securities loaned	6,943,578
Customers' securities failed to receive	14,146,649
Credit balances in firm accounts which are attributable to principal sales to customers	3,037,573
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed	117,240
Other	10,983,886
Total credit items	$ 645,093,892

Debit balances

Debit balances in customer's cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 520,737,250
Securities borrowed to cover short sales by customers	16,241,877
Failed to deliver of customers' securities not older than 30 calendar days	22,032,698
Margin required with Options Clearing Corporation	30,995,331
Aggregate debit items	590,007,156
Less 3%	(17,700,215)
Total debit items	572,306,941
Excess of credits over debits	$ 72,786,951
Amount on deposit in special reserve bank account	$ 63,800,000

No material differences exist between the computation above and the corresponding computation most recently filed in the unaudited Form X-17A-5, Part II, as of December 31, 2005.

Note - As of December 31, 2005, the Company was required by the above computation to deposit at least $8,986,951. On January 4, 2006, a total of $27,000,000 was deposited into the reserve, making the balance $90,800,000, which was $18,013,049 in excess of the requirement.

Morgan Keegan & Company, Inc. and Subsidiaries

Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2005

Customers' fully paid securities and excess margin securities not in the
respondent's possession or control as of the report date (for which instructions to
reduce to possession or control had been issued as of the report date but for which
the required action was not taken by respondent within the time frames specified
under *Rule 15c3-3*)   None

Customers' fully paid securities and excess margin securities (for which
instructions to reduce to possession or control had not been issued as of the report
date, excluding items arising from temporary lags which result from normal
business operations" *as permitted under Rule 15c3-3*).   None

Morgan Keegan & Company, Inc. and Subsidiaries

Statement Regarding the Segregation Requirements
And Funds in Segregation for Customers
Trading on U.S. Commodity Exchanges

December 31, 2005

For the year ended December 31, 2005, the Company did not engage in any business as a futures commission merchant; therefore, it did not hold any deposits for customers or non-customers.

Morgan Keegan & Company, Inc. and Subsidiaries

Statement Regarding the Secured Amounts and Funds Held in
Separate Accounts for Foreign Futures and Foreign
Options Customers Pursuant to Commission Regulation 30.7

December 31, 2005

For the year ended December 31, 2005, the Company did not engage in any business as a futures commission merchant; therefore, it did not hold any deposits for customers or non-customers.

Morgan Keegan & Company, Inc. and Subsidiaries

Statement Regarding the Segregation Requirements and Funds in
Segregation for Customers' Dealer Options Accounts

December 31, 2005

For the year ended December 31, 2005, the Company did not engage in any business as a futures
commission merchant; therefore, it did not hold any deposits for customers or non-customers.

Supplementary Report

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Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

The Board of Directors
Morgan Keegan & Company, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Morgan Keegan & Company, Inc. and subsidiaries (the Company) for the year ended December 31, 2005, we considered their internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodities Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e) and the minimum financial requirements pursuant to Regulation 1.17 of the CFTC,

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

5. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulation thereunder, and the segregation of funds based on such computations, and

6. Making the daily computations of foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) of the SEC and Regulation 1.16 of the CFTC list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding customer and firm assets, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, by the CFTC for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not meet such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

February 21, 2006

Ernst & Young LLP